UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2022

BREEZE HOLDINGS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-39718	85-1849315
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

955 W. John Carpenter Freeway, Suite 100-929

Irving, TX 75039

(Address of principal executive offices)

(619) 500-7747

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BREZ	The NASDAQ Stock Market LLC
Rights exchangeable into one-twentieth of one share of common stock	BREZR	The NASDAQ Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per whole share	BREZW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On October 31, 2022, Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”), entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), by and among Breeze, BH Velocity Merger Sub Inc., a Texas corporation and a direct, wholly-owned subsidiary of Breeze (“Merger Sub”), and TV Ammo, Inc., a Texas corporation (“TV Ammo”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Breeze, Merger Sub, and TV Ammo.

The Business Combination

The Merger Agreement provides that, among other things, at the closing (the “Closing”) of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into TV Ammo (the “Merger”), with TV Ammo surviving as a wholly-owned subsidiary of Breeze. In connection with the Merger, Breeze will change its name to “True Velocity, Inc.” The Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in the first quarter of 2023, subject to customary closing conditions, including the satisfaction of the minimum available cash condition, the receipt of certain governmental approvals and the required approval by the stockholders of Breeze and TV Ammo.

Business Combination Consideration

The aggregate consideration to be received by the TV Ammo stockholders, warrant holders, and option holders is based on a pre-transaction equity value of $1,185,234,565, and results in a combined company equity value of $1,239,286,525. In accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, (i) each share of issued and outstanding TV Ammo common stock, par value $0.01 (“TV Ammo Common Stock”), shall be converted into a number of shares of Breeze common stock, par value $0.0001 (“Breeze Common Stock”), based on the Exchange Ratio described below, (ii) each option to purchase TV Ammo Common Stock shall be converted into an option to purchase Breeze Common Stock at the Exchange Ratio, and (iii) each warrant to purchase TV Ammo Common Stock shall be converted into a warrant to purchase Breeze Common Stock at the Exchange Ratio. The Exchange Ratio will be equal to (a) the sum of (x) $1,185,234,565, plus (y) any amounts raised by TV Ammo after the date of the Merger Agreement and prior to the Closing in permitted financing transactions in excess of $50,000,000, plus (z) the aggregate exercise and conversion price of all outstanding TV Ammo convertible notes, in-the-money warrants and in-the-money options, divided by (b) the number of fully-diluted shares of TV Ammo Common Stock, further divided by (c) an assumed value of Breeze Common Stock of $10.00 per share. A pro rata portion of the shares of Breeze Common Stock received in exchange for the shares of TV Ammo Common Stock are subject to forfeiture if certain future stock-price based milestones are not achieved as described below (the “Earnout Shares”). The number of Earnout Shares will be equal to the product of (a) 15% and (b) the amount by which 118,523,456 exceeds the number of shares of Breeze Common Stock issuable upon the exercise or conversion of securities issued by TV Ammo in permitted financings after the date of the Merger Agreement and prior to the Closing.

The Earnout Shares will be issued at the Closing and subject to forfeiture. One-half of the Earnout Shares shall become fully vested and no longer subject to forfeiture if, during the three-year period beginning at the Closing (the “Milestone Event Period”), the combined company’s common stock achieves a daily volume weighted average market price of at least $12.50 per share for any 20 trading days within a 30 consecutive trading day period (“Milestone Event I”). The other half of the Earnout Shares will become fully vested and no longer subject to forfeiture if, during the Milestone Event Period, the combined company’s common stock achieves a daily volume weighted average market price of at least $15 per share for a similar number of days (“Milestone Event II”). The 30 consecutive trading day periods used to satisfy Milestone Event I and Milestone Event II may not overlap; if both Milestone Event I and Milestone Event II would be satisfied using the same 30 consecutive trading day period, Milestone Event II will be deemed satisfied and the threshold market price to achieve Milestone Event I shall be increased to $13.50. Any Earnout Shares that remain unvested at the end of the Milestone Event Period will be forfeited.

Governance

The parties have agreed to take actions such that, effective immediately after the Closing of the Business Combination, Breeze’s board of directors shall consist of seven directors, consisting of two Breeze designees (at least one of whom shall be an “independent director”), four TV Ammo designees (at least three of whom shall be “independent directors”) and the chief executive officer of the combined company. Additionally, certain current TV Ammo management personnel will become officers of Breeze. To qualify as an “independent director” under the Merger Agreement, a designee shall both (i) qualify as “independent” under the rules of the Nasdaq Stock Market and (ii) not have had any business relationship with either Breeze or TV Ammo or any of their respective subsidiaries, including as an officer or director thereof, other than for a period of less than six months prior to the date of the Merger Agreement.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including, among others, covenants providing for (i) certain limitations on the operation of the parties’ respective businesses prior to consummation of the Business Combination, (ii) the parties’ efforts to satisfy conditions to consummation of the Business Combination, including by obtaining necessary approvals from governmental agencies (including U.S. federal antitrust authorities and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)), (iii) prohibitions on the parties soliciting alternative transactions, (iv) Breeze preparing and filing a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) and taking certain other actions to obtain the requisite approval of Breeze’s stockholders to vote in favor of certain matters, including the adoption of the Merger Agreement and approval of the Business Combination, at a special meeting to be called for the approval of such matters, and (v) the protection of, and access to, confidential information of the parties.

In addition, Breeze has agreed to adopt an equity incentive plan, as described in the Merger Agreement.

Conditions to Each Party’s Obligations

The obligations of Breeze and TV Ammo to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the approval of Breeze’s stockholders, (iii) the approval of TV Ammo’s stockholders, and (iv) Breeze’s Form S-4 registration statement becoming effective.

In addition, the obligations of Breeze and Merger Sub to consummate the Business Combination are also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of TV Ammo being true and correct to the standards applicable to such representations and warranties and each of the covenants of TV Ammo having been performed or complied with in all material respects, (ii) delivery of certain ancillary agreements required to be executed and delivered in connection with the Business Combination; and (iii) no Material Adverse Effect (as defined in the Merger Agreement) having occurred.

The obligation of TV Ammo to consummate the Business Combination is also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of Breeze and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of Breeze and Merger Sub having been performed or complied with in all material respects, (ii) the shares of Breeze Common Stock issuable in connection with the Business Combination being listed on the Nasdaq Stock Market, and (iii) Breeze having cash on hand (inclusive of proceeds from certain permitted financings) of at least $30,000,000 (after deducting any amounts paid to Breeze stockholders that exercise their redemption rights in connection with the Business Combination and net of certain transaction expenses incurred or subject to reimbursement by the Sponsor). If Breeze’s cash on hand is less than $30,000,000, (a) after the Breeze stockholder meeting to approve the Business Combination, Breeze may sell additional shares of Breeze Common Stock to investors for not less than $10.00 per share, and (b) after the deadline for Breeze stockholders to elect to redeem their Breeze Common Stock in connection with the Business Combination, Breeze may, with the consent of TV Ammo, enter into agreements incentivizing redeeming stockholders to unwind their election to redeem. The Sponsor has agreed to forfeit up to 20% of its shares of Breeze Common Stock to allow Breeze to offer shares in connection with any such incentive agreements.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing of the Business Combination, including, but not limited to, (i) by mutual written consent of Breeze and TV Ammo, (ii) by Breeze, on the one hand, or TV Ammo, on the other hand, if there is any breach of the representations, warranties, covenant or agreement of the other party as set forth in the Merger Agreement, in each case, such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by either Breeze or TV Ammo if the Business Combination is not consummated by April 28, 2023, provided the failure to close by such date is not due to a breach by the terminating party, (iv) by either Breeze or TV Ammo if a meeting of Breeze’s stockholders is held to vote on proposals relating to the Business Combination and the stockholders do not approve the proposals, and (v) by Breeze if the TV Ammo stockholders do not approve the Merger Agreement.

Under certain circumstances as described further in the Merger Agreement, if the Merger Agreement is validly terminated by Breeze, TV Ammo will pay Breeze a fee equal to the actual documented expenses incurred by Breeze in connection with the Business Combination of up to $1,000,000.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Breeze does not believe that these schedules contain information that is material to an investment decision.

TV Ammo Permitted Financing

The Merger Agreement contemplates that TV Ammo may enter into agreements to raise capital prior to the Closing of the Business Combination for aggregate gross proceeds of up to $100,000,000 (the “Permitted Financing”).

Breeze Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Breeze, TV Ammo, the Sponsor and certain directors of the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor and each such director agreed to, among other things, (i) vote at any meeting of the stockholders of Breeze all of its shares of Breeze Common Stock held of record or thereafter acquired in favor of the proposals relating to the Business Combination, (ii) not redeem any of its shares of Breeze Common Stock in connection with the Business Combination, (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

Additionally, the Sponsor has agreed to forfeit up to 20% of the aggregate amount of Breeze Common Stock held by it if, within six months following the Closing, the sum of Breeze’s cash on hand at the Closing, plus the funds requested or received under Breeze’s at-the-market facility (or other similar equity or hybrid equity based instrument or facility) at or prior to that date is less than $50,000,000.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

TV Ammo Support Agreement

In accordance with the Merger Agreement, within seven business days following the execution of the Merger Agreement, certain stockholders of TV Ammo representing the requisite votes necessary to approve the Merger Agreement are expected to enter into support agreements (the “Stockholder Support Agreement”) with Breeze and TV Ammo, pursuant to which each such holder will agree to (i) vote all of its TV Ammo shares held of record in favor of the approving and adopting the Merger Agreement at any meeting of the stockholders of TV Ammo, (ii) be bound by certain other covenants and agreements related to the Business Combination, and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the form of Stockholder Support Agreement.

The foregoing description of the Stockholder Support Agreement is subject to and qualified in its entirety by reference to the full text of the form of Stockholder Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Lock-Up and Registration Rights Agreements

Following the execution of the Merger Agreement, Breeze, TV Ammo, the Sponsor, certain other holders of Breeze “founders stock” and certain holders of shares of TV Ammo that will receive shares of Breeze Common Stock in connection with the Business Combination will enter into a lock-up agreement (the “Lock-Up Agreement”) with Breeze, whereby those holders are prohibited from selling or transferring their shares of Breeze Common Stock for a period of eight months following the Closing, subject to early release of a portion of their shares upon the occurrence of certain milestones.

Following the execution of the Merger Agreement, Breeze, the Sponsor, certain other holders of Breeze “founders stock” and certain holders of shares of TV Ammo that will receive shares of Breeze Common Stock in connection with the Business Combination will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which will amend the terms of the Registration Rights Agreement entered into by Breeze, the Sponsor and certain other holders of Breeze “founders stock” on November 23, 2020 and pursuant to which Breeze will be obligated to file a registration statement to register the resale of certain securities of Breeze held by such holders. The Registration Rights Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Lock-Up Agreement and the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, and the form Registration Rights Agreement, copies of which are attached hereto as Exhibits 10.3 and 10.4, respectively, and the terms of which are incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On November 1, 2022, Breeze and TV Ammo issued a joint press release announcing their entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Breeze and TV Ammo have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 of Form 8-K and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

This Current Report relates to a proposed business combination transaction among Breeze and TV Ammo pursuant to which TV Ammo would become a wholly-owned subsidiary of Breeze, and Breeze would be renamed True Velocity, Inc. In connection with the proposed transaction, Breeze intends to file with the SEC a registration statement/proxy statement on Form S-4 that will that also will constitute a prospectus of Breeze with respect to the Breeze Common Stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be delivered to Breeze’s stockholders. Breeze may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Breeze will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey, Ph.D.

Participants in the Solicitation

Breeze and its directors and executive officers are participants in the solicitation of proxies from the stockholders of Breeze in respect of the proposed transaction. Information about Breeze’s directors and executive officers and their ownership of Breeze Common Stock is set forth in Breeze’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the success and customer acceptance of TV Ammo’s product and service offerings, and other aspects of TV Ammo’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this report, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Breeze’s securities; (iv) the risk that the transaction may not be completed by Breeze’s business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Merger Agreement by the stockholders of Breeze, the satisfaction of the minimum cash on hand condition following redemptions by the public stockholders of Breeze and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the impact of COVID-19 on TV Ammo’s business and/or the ability of the parties to complete the proposed transaction; (viii) the effect of the announcement or pendency of the transaction on TV Ammo’s business relationships, performance, and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of TV Ammo and potential difficulties in TV Ammo employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against TV Ammo or Breeze related to the Merger Agreement or the proposed transaction; (xi) the ability to maintain the listing of Breeze’s securities on the Nasdaq Stock Market; (xii) potential volatility in the price of Breeze’s securities due to a variety of factors, including changes in the competitive and regulated industries in which TV Ammo operates, variations in performance across competitors, changes in laws and regulations affecting TV Ammo’s business and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which TV Ammo operates; (xv) the inability of TV Ammo to successfully develop and commercialize TV Ammo’s products in the expected time frame or at all; (xvi) the risk that the post-combination company may never achieve or sustain profitability; (xvii) Breeze’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; (xviii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xix) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xx) the risk that orders that have been placed by customers for TV Ammo products are cancelled or modified; (xxi) that the material weaknesses in TV Ammo’s internal control over financial reporting, if not corrected, could adversely affect the reliability of TV Ammo’s financial reporting; (xxii) the risk of regulatory lawsuits or proceedings relating to TV Ammo’s products; (xxiii) the risk that TV Ammo is unable to secure or protect its intellectual property; and (xxiv) the risk factors as set forth in the TV Ammo Investor Presentation, dated November 2022. The forward-looking statements contained in this report are also subject to additional risks, uncertainties, and factors, including those described in Breeze’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by Breeze from time to time. The forward-looking statements included in this report are made only as of the date hereof.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document that Breeze may file with the SEC or send to Breeze’s or TV Ammo’s stockholders in connection with the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Merger Agreement and Plan of Reorganization, dated as of October 31, 2022, by and among Breeze, BH Velocity Merger Sub, Inc. and TV Ammo, Inc.
10.1	Sponsor Support Agreement
10.2	Form of Stockholder Support Agreement
10.3	Form of Lock-Up Agreement
10.4	Form of Amended and Restated Registration Rights Agreement
99.1	Press Release dated November 1, 2022.
99.2	Investor Presentation dated November 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BREEZE HOLDINGS ACQUISITION CORP.

Date: November 1, 2022	By:	/s/ J. Douglas Ramsey
	Name:	J. Douglas Ramsey, Ph.D.
	Title:	Chief Executive Officer and Chief Financial Officer